FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X          Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

8 May 2015

HSBC HOLDINGS PLC
BASE PROSPECTUS SUPPLEMENT DATED 6 MAY 2015

A Base Prospectus Supplement dated 6 May 2015 to the Base Prospectus dated 12 March 2015 relating to the Debt Issuance Programme prepared by HSBC Holdings plc has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.hemscott.com/nsm.do.

Media enquiries to Brendan McNamara on +44 20 7991 0655.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,670bn at 31 March 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                             By:

                                                                                                                                                                             Name: Ben J S Mathews

                                                                                                                                                                              Title: Group Company Secretary

                                                                                                                                                                               Date: 8 May 2015